July 18, 2013

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Re:                                         Reef Oil & Gas Drilling and Income Fund, L.P.

Amendment No. 5 to Registration Statement on Form S-1

Filed July 15, 2013

File No. 333-172846

Dear Mr. Schwall:

On behalf of our client, Reef Oil & Gas Partners, L.P. (“Reef”), the sponsor of Reef Oil & Gas Drilling and Income Fund, L.P. (f/k/a Reef 2012 — 2013 Drilling Fund, L.P.; the “Registrant”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter of July 17, 2013 relating to the above-referenced Amendment No. 5 to Form S-1 (“Amendment No. 5”). To facilitate your review, we have repeated each of your comments in italics followed immediately by the response of Reef to that particular comment. In addition, we are enclosing an Amendment No. 6 (“Amendment No. 6”) to Form S-1, which was transmitted to the Commission today and filed via the EDGAR system. We are also providing you supplementally six courtesy copies of Amendment No. 6 marked to show changes from Amendment No. 5. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form S-1

Exhibit 5.1

Comment No. 1

We note that the letterhead suggests that the entity executing the opinion is Baker & McKenzie Consulting LLC, even though the opinion is being executed by Baker & McKenzie LLP. We also note that the opinion states that such entity does not provide legal advice or services. Please tell us why the letterhead and the content of the third paragraph on page 1 are necessary. In the alternative, please file a revised opinion that removes such references.

Response to Comment No. 1

In response to your comment, we have filed a revised opinion in which the reference to Baker & McKenzie Consulting LLC has been changed to reference Baker & McKenzie LLP and the third paragraph on page 1 has been deleted.

Comment No. 2

Please remove the assumptions contained in subparagraphs (i), (ii), (iii), (viii) and (xi) in the second paragraph at page 2 or tell us why they are necessary.

Response to Comment No. 2

In response to your comment, we have filed a revised opinion in which the assumptions contained in subparagraphs (i), (ii), (iii), (viii) and (xi) in the second paragraph on page 2 have been removed.

Comment No. 3

Please advise us as to why subparagraphs (b)(i) and (b)(ii) in the third paragraph at page 2 are necessary and tell us where in your disclosure a discussion of this notion may be found.  Please refer to Staff Legal Bulletin No. 19, Section II.B.1.b at http://www.sec.gov/interps/legal/cfslb19.htm. In this regard, please advise us as to your disclosure regarding assessments at page 5.

Response to Comment No. 3

In response to your comment, we have filed a revised opinion in which subparagraphs (b)(i) and (b)(ii) in the third paragraph on page 2 have been deleted.

*     *     *

In response to your request, Reef has authorized us to acknowledge on its behalf that:

•             should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•             the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at the above-listed number.

Very truly yours,

/s/ Ted S. Schweinfurth

Ted S. Schweinfurth

Enclosure

cc:	Michael J. Mauceli, Reef Oil & Gas Partners, L.P.
Dan Sibley, Reef Oil & Gas Partners, L.P.